UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BEST Inc.
(Name of the Issuer)

BEST Inc.
BEST Global Partners
Phoenix Global Partners
Shao-Ning Johnny Chou
George Chow
Denlux Logistics Technology Invest Inc.
Hong Chen
Sau Hung Kiu
Alibaba Investment Limited
Cainiao Smart Logistics Investment Limited
BJ Russell Holdings Limited
Shaohan Joe Chou
David Hsiaoming Ting
The 2012 MKB Irrevocable Trust
Ting Childrens Irrevocable Trust
Ting Family Trust
Sunshui Hopeson Capital Limited
IDG-Accel China Capital II L.P.
IDG-Accel China Capital II Associates L.P.
IDG-Accel China Capital II Investors L.P.
IDG-Accel China Capital GP II Associates Ltd.
Michael Chang
Linda Chang Ting
Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership)
Junbo Hu
Yanbo Deng
Genesis Capital Enterprise Inc.
Jimei Liu
Peng Chen
Mangli Zhang
Yanbing Zhang
Tao Liu
Xiaoqing Wang
Lili He
Bo Liu
Yidong Xu
Robert Zhu
Shanghai Guangshi Investment Center (Limited Partnership)
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.
Broad Street Principal Investments, L.L.C.
MBD 2014 Holdings, L.P.
Stone Street 2014 Holdings, L.P.
Bridge Street 2014 Holdings, L.P.
The Goldman Sachs Group, Inc.
CCAP Best Logistics Holdings Limited
CDIB Capital Investment I Limited
KGI Financial Holding Co., Ltd.
Goldman Sachs & Co. LLC
CBLC Investment Limited
Citron PE Funds II Limited
(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.01 per share*
American Depositary Shares, each representing twenty (20) Class A Ordinary Share
(Title of Class of Securities)
08653C601**
(CUSIP Number)

BEST Inc.
BEST Global Partners
Phoenix Global Partners
Shao-Ning Johnny Chou
George Chow
Jimei Liu
Peng Chen
Mangli Zhang
Yanbing Zhang
Tao Liu
Xiaoqing Wang
Lili He
Bo Liu
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District,
Hangzhou Zhejiang
Province 310013 The People’s Republic of China
+86 571-88995656
	Alibaba Investment Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong +852 2215 5100	Cainiao Smart Logistics Investment Limited North Cainiao Post Station No. 501 Fengxin Road, Yuhang District Hangzhou Zhejiang Province, 310000 People’s Republic of China +86 571-85022088
Denlux Logistics Technology Invest Inc. Trust Company Complex, Ajeltake Road, Ajelake +86-571-88255588	BJ Russell Holdings Limited Mandar House, 3rd Floor, Johnson’s Ghut Tortola, British Virgin Islands +1-284-494-2382
Sunshui Hopeson Capital Limited
Shanghai Yihao Stock Equity Investment Fund
Partnership Enterprise (Limited Partnership)
Yanbo Deng
Junbo Hu
Unit 710, 7/F., Lippo Sun Plaza, 28 Canton Road,
Tsim Sha Tsui, Kowloon, Hong Kong
+852 2907 1388

IDG-Accel China Capital II L.P
IDG-Accel China Capital II Associates L.P.
IDG-Accel China Capital II Investors L.P
IDG-Accel China Capital GP II Associates Ltd.
Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong
+852-39031333

Broad Street Principal Investments, L.L.C.
MBD 2014 Holdings, L.P.
Stone Street 2014 Holdings, L.P.
Bridge Street 2014 Holdings, L.P.
The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC
c/o Goldman Sachs & Co. LLC, 200 West Street,
New York, New York 10282
+1 (212) 902 1000
Genesis Capital Enterprise Inc. Suite 3102, Two Exchange Square 8 Connaught Place, Central, Hong Kong +852 2131-1210
CDIB Capital Investment I Limited CITGO B.V.I. LIMITED of Flemming House, P.O. Box 662, Wickhams Cay, Road Town, Tortola, VG1110 British Virgin Islands +852-2231-8600	Citron PE Funds II Limited Suite 3201, 32/F., One Pacific Place, 88 Queensway, Admiralty, Hong Kong +86 10 8507 9009	CCAP Best Logistics Holdings Limited OMC Chambers, Wickhams Cay 1, Road Town Tortola British Virgin Islands. +852 2231-8600

KGI Financial Holding Co., Ltd. No. 135, Dunhua N. Rd, Songshan Dist. Taipei City 105, Taiwan +886-2-2763-8800	CBLC Investment Limited Suite 3201, 32/F., One Pacific Place, 88 Queensway, Admiralty, Hong Kong +86 10 8507 9080	Shaohan Joe Chou 9 Hawkes Court, Bridgewater NJ 08807-2305, United States of America +1 (732) 766 0229
Hong Chen 14F, Tower Two, China Centre Place, No. 79 Jianguo Road, Chaoyang District, Beijing, China +86 10 858890000
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.
Shanghai Guangshi Investment Center (Limited Partnership)
No. 83, Qiwei Road,
Dawangzhuang,
East District (Room 604, 6th Floor, Section C),
Tianjin, the PRC
+86 10 8801 3355
David Hsiaoming Ting 248 Polhemus Ave., Atherton CA 94027, United States of America +852 2500 8428
Ting Family Trust Linda Chang Ting 248 Polhemus Ave., Atherton CA 94027, United States of America +852 2500 8488	The 2012 MKB Irrevocable Trust Ting Childrens Irrevocable Trust Michael Chang 26228 Scarff Way, Los Altos Hills CA 94022, United States of America 408 521 6146	Robert Zhu Room 3-210 Cathay View, No. 1 Guantang East Road, Beijing 100102, People’s Republic of China +86 10 8532 5078
Sau Hung Kiu C3 Hillgrove, 18 Cape Dr. Chung Hom Kok, Hong Kong +852 2508 1799	Yidong Xu Room 2402, Bund International Mansion, Lucheng District, Wenzhou City, Zhejiang Province, People’s Republic of China +86 578 321 8228
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46/F 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 21-6193-8200	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong, People’s Republic of China +852 3740-4700	Mark Lehmkuhler, Esq. Tianyi Chen, Esq. Fangda Partners 26/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong (852) 3976 8828	Peng Yu, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong (852) 3761 3300

This statement is filed in connection with (check the appropriate box):
a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b
☐   The filing of a registration statement under the Securities Act of 1933.

c
☐   A tender offer

d
☒   None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing twenty Class A Ordinary Shares

i

INTRODUCTION
This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) BEST Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the class A ordinary shares, par value US$0.01 per share (each, a “Class A Share,” and collectively, the “Class A Shares”), including Class A Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing twenty (20) Class A Shares that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) BEST Global Partners, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Phoenix Global Partners, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Shao-Ning Johnny Chou, the chief executive officer and chairman of the board of directors of the Company (“Mr. Chou”); (e) George Chow, the chief strategy and investment officer of the Company (“Mr. Chow”); (f) Denlux Logistics Technology Invest Inc., a company incorporated under the laws of the Marshall Islands (“Denlux”); (g) Hong Chen, a citizen of the United States of America (“Mr. Chen”); (h) Sau Hung Kiu, a citizen of Hong Kong (“Ms. Kiu,” together with Mr. Chou, Mr. Chow, Denlux and Mr. Chen, each an “Initial Sponsor” and collectively the “Initial Sponsors”); (i) Alibaba Investment Limited, a company incorporated under the laws of the British Virgin Islands (“AIL”); (j) Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL”); (k) BJ Russell Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“BJ Russell”); (l) IDG-Accel China Capital II L.P., a limited partnership formed and registered under the laws of the Cayman Islands, (m) IDG-Accel China Capital II Associates L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (n) IDG-Accel China Capital II Investors L.P., a limited partnership formed and registered under the law of the Cayman Islands; (o) IDG-Accel China Capital GP II Associates Ltd., a company incorporated under the laws of the Cayman Islands; (p) Shaohan Joe Chou, a citizen of the United States of America; (q) David Hsiaoming Ting, a citizen of the United States of America; (r) The 2012 MKB Irrevocable Trust, a trust formed under the laws of the State of California, the United States of America (the “Other Sponsor,” together with the Initial Sponsors, collectively, the “Sponsors”); (s) Ting Childrens Irrevocable Trust, a trust formed under the laws of the State of California, the United States of America; (t) Ting Family Trust, a trust formed under the laws of the State of California, the United States of America; (u) Michael Chang, a citizen of the United States of America; (v) Linda Chang Ting, a citizen of the United States of America; (w) Sunshui Hopeson Capital Limited, a company incorporated under the laws of the British Virgin Islands (such persons referred to in (d), (e), (i), (j), (k), (l), (n), (p), (q) (r), (s), (t) and (w), each an “Initial Rollover Shareholder” and collectively, the “Initial Rollover Shareholders”); (x) Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China; (y) Junbo Hu, a citizen of Hong Kong; (z) Yanbo Deng, a citizen of the People’s Republic of China; (aa) Genesis Capital Enterprise Inc., a company incorporated under the laws of the British Virgin Islands; (bb) Peng Chen, a citizen of the People’s Republic of China; (cc) Jimei Liu, a permanent resident of the United States of America; (dd) Mangli Zhang, a permanent resident of the United States of America; (ee) Yanbing Zhang, a citizen of the People’s Republic of China; (ff) Tao Liu, a citizen of the People’s Republic of China; (gg) Xiaoqing Wang, a citizen of the People’s Republic of China; (hh) Lili He , a citizen of the People’s Republic of China; (ii) Bo Liu, a permanent resident of the United States of America; (jj) Broad Street Principal Investments, L.L.C., a limited liability company incorporated under the laws of the State of Delaware, the United States of America; (kk) MBD 2014 Holdings, L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (ll) Stone Street 2014 Holdings, L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (mm) Bridge Street 2014 Holdings, L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (nn) The Goldman Sachs Group, Inc., a limited liability company incorporated under the laws of the State of Delaware, the United States of America; (oo) Goldman Sachs & Co. LLC, a limited liability company incorporated under the laws of the state of New York, the United States of America; (pp) CCAP Best Logistics Holdings Limited, a company incorporated under the laws of the British Virgin Islands; (qq) CDIB Capital Investment I Limited, a company incorporated under the laws of the British Virgin Islands; (rr) KGI Financial Holding Co., Ltd., a financial holding corporation incorporated under the laws of Taiwan; (ss) CBLC Investment Limited, a company incorporated under the laws of the British Virgin Islands; (tt) Citron PE Funds II Limited, a company organized under the laws of the Cayman Islands; (uu) Yidong Xu, a citizen of the People’s Republic of China; (vv) Robert Zhu, a citizen of France; (ww) Shanghai Guangshi Investment Center (Limited Partnership), a limited partnership organized under the laws of the PRC (such persons referred to in (aa) through (mm), (pp), (qq), (ss), (uu), (vv) and (ww), each an “Other Rollover Shareholder” and collectively, the “Other Rollover Shareholders,” together with the Initial Rollover Shareholders, the “Rollover Shareholders”); and (xx) Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd., a company organized under the laws of the PRC (such persons referred to in (b) through (xx), each a “Buyer Group Member” and collectively, the “Buyer Group Members”). This Transaction Statement amends and restates in its entirety the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Reporting Persons on December 13, 2024.
On June 19, 2024, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each ordinary share of the Company (excluding Class A Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.144 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), (ii) each ADS, issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, if any, together with the Shares represented by such ADS, will be cancelled and cease to exist, in consideration and exchange for the right to receive US$2.88 in cash per ADS without interest and net of any applicable withholding taxes, except for (x) (a) 104,008,540 Class A Shares (including Shares represented by ADSs), 94,075,249 class B ordinary shares, par value US$0.01 (“Class B Shares”) and 47,790,698 class C ordinary shares, par value US$0.01 (“Class C Shares,” together with Class A Shares and Class B Shares, collectively, “Shares”) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, but excluding, for purpose of this calculation, the Class A Shares they may acquire through the exercise or vesting of Company Options and/or Company RSU Awards (each as defined below) within 60 days of the date of the accompanying proxy statement) by the Initial Rollover Shareholders as of June 19, 2024 and by Other Rollover Shareholders as of October 11, 2024, which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the Rollover and Contribution Agreement, dated June 19, 2024 and entered into among Parent and the Initial Rollover Shareholders, which was joined by Other Rollover Shareholders on October 11, 2024 by way of delivering joinder agreements (the “Rollover Agreement”), (b) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their respective Subsidiaries, and (c) Shares (including Shares represented by ADSs) held by Citibank, N.A. as depositary for the Company’s ADS program and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below) and/or Company RSU Awards (as defined below) granted pursuant to 2008 Equity and Performance Incentive Plan and 2017 Equity Incentive Plan (collectively, the “Company Share Plans”), in each case for (b) and (c), issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (collectively, the “Excluded Shares”); and (y) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”).
In addition to the foregoing, at the Effective Time, the Company will provide for the treatment of (i) each vested or unvested option granted under the Company Share Plans to a current employee (as of the Effective Time) of the Company or a subsidiary of the Company or each vested option granted under Company Share Plans to a person set forth in Exhibit C of the Merger Agreement (a “Qualified Company Option”), (ii) each unvested restricted share unit (“RSU”) award granted under Company Share Plans to a current employee (as of the Effective Time) of the Company or a subsidiary of the Company (a “Qualified Company RSU Award”),

(iii) each vested or unvested option of the Company granted under Company Share Plans that is not a Qualified Company Option (a “Non-qualified Company Option,” together with Qualified Company Options, collectively, “Company Options”), and (iv) each unvested RSU award granted under Company Share Plans that is not a Qualified Company RSU Award (a “Non-qualified Company RSU Award,” together with Qualified Company RSU Awards, collectively, “Company RSU Awards”), as described below.
At the Effective Time, (A) each vested Non-qualified Company Option will be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (x) the Per Share Merger Consideration over (y) the applicable exercise price, multiplied by (ii) the number of Shares underlying such Non-qualified Company Option; provided that if the exercise price of any such vested Non-qualified Company Option is equal to or greater than the Per Share Merger Consideration, such Non-qualified Company Option will be cancelled without any payment therefor, (B) each unvested Non-qualified Company Option will be canceled without any payment therefor, (C) each Non-qualified Company RSU Award will be cancelled without any payment therefor, (D) each Qualified Company Option will be cancelled and immediately converted into the right to receive in exchange therefor an award of option to purchase (i) the same number of Parent’s class A ordinary shares as the total number of Shares subject to such Qualified Company Option immediately prior to the Effective Time (ii) at a per-share exercise price equal to the exercise price of such Qualified Company Option immediately prior to the Effective Time, provided that the number of Parent’s class A ordinary shares subject to such Parent option and/or the exercise price of such Parent option may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Qualified Company Options, and (E) each Qualified Company RSU Award will be cancelled and immediately converted into the right to receive in exchange therefor an award of Parent’s restricted share units to acquire the same number of Parent’s class A ordinary shares as the total number of Shares subject to such Qualified Company RSU Award immediately prior to the Effective Time, provided that the number of Parent’s class A ordinary shares subject to such Parent’s restricted share unit award may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Qualified Company RSU Awards.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Interim Consortium Agreement, dated June 19, 2024 and entered into among Parent, Merger Sub, the Initial Sponsors, and the Initial Rollover Shareholders, which was joined by the Other Sponsor and the Other Rollover Shareholders on October 11, 2024 by way of delivering joinder agreements, the Buyer Group Members, to the extent applicable, have agreed to vote all of the Shares they owned as of the date thereof and any other Shares or equity securities of the Company acquired, whether beneficially or of record, by such Buyer Group Members after the date thereof and prior to the Effective Time in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the date hereof, collectively represent approximately 96.0% of the voting power of the total issued and outstanding Shares (excluding for the purpose of this calculation, the Shares they may acquire through the exercise or vesting of Company Options and/or Company RSU Awards within 60 days of the date hereof). Accordingly, assuming the compliance by such Filing Persons with such agreement to vote all their Shares (including Shares represented by ADSs) in favor of the special resolution, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, without any further vote of any other shareholder.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. Capitalized terms used but not defined in this Transaction Statement will have the meanings given to them in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.
Item 1
Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2
Subject Company Information

(a)
Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

(b)
Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares and ADSs Entitled to Vote”

•
“THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)
Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)
Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)
Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS — Prior Public Offerings”

(f)
Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3
Identity and Background of Filing Persons

(a)
Name and Address.   BEST Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)
Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)
Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4
Terms of the Transaction

(a)-(1)
Material Terms — Tender Offers. Not applicable.

(a)-(2)
Material Terms — Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Rollover Agreement”

•
“SPECIAL FACTORS — Interim Consortium Agreement”

•
“SPECIAL FACTORS — Financing of the Merger — Equity Commitment Letters”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Considerations”

•
“SPECIAL FACTORS — PRC Income Tax Consequences”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE EXTRAORDINARY GENERAL MEETING”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(d)
Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“DISSENTERS’ RIGHTS”

•
“ANNEX D — CAYMAN ISLANDS COMPANIES ACT (AS REVISED) — SECTION 238”

(e)
Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)
Eligibility of Listing or Trading.   Not applicable.

Item 5
Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Related Party Transactions”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

(b)
Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Rollover Agreement”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Rollover Agreement”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Voting by the Rollover Shareholders and Certain Other Persons at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 6
Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)(1)-(8)
Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Merger”

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 7
Purposes, Alternatives, Reasons and Effects

(a)
Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

(b)
Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Buyer Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

(c)
Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Buyer Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

(d)
Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Considerations”

•
“SPECIAL FACTORS — PRC Income Tax Consequences”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 8
Fairness of the Transaction

(a)-(b)
Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Recommendation of the Special Committee and the Board”

•
“SUMMARY TERM SHEET — Position of the Buyer Group as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Buyer Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX C — OPINION OF KROLL, LLC”

(c)
Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

(d)
Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(e)
Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9
Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(b)
Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(c)
Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10
Source and Amount of Funds or Other Consideration

(a)
Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(b)
Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

(c)
Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SPECIAL FACTORS — Fees and Expenses”

(d)
Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

Item 11
Interest in Securities of the Subject Company

(a)
Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)
Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12
The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interim Consortium Agreement”

•
“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•
“SUMMARY TERM SHEET — Rollover Agreement”

•
“SPECIAL FACTORS — Rollover Agreement”

•
“SPECIAL FACTORS — Interim Consortium Agreement”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Voting by the Rollover Shareholders and Certain Other Persons at the Extraordinary General Meeting”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)
Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of the Buyer Group as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Rollover Agreement”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Buyer Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Rollover Agreement”

•
“THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”

Item 13
Financial Statements

(a)
Financial Information.   The audited financial statements of the Company for the two years ended December 31, 2022 and 2023 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2023, originally filed on April 30, 2024 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“FINANCIAL INFORMATION”

•
“WHERE YOU CAN FIND MORE INFORMATION”

(b)
Pro Forma Information.   Not applicable.

Item 14
Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”

(b)
Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15
Additional Information

(c)
Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16
Exhibits

(a)-(1)	Proxy Statement of the Company dated January 6, 2025.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated June 20, 2024, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 20, 2024.*
(c)-(1)	Opinion of Kroll, LLC, dated June 19, 2024, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)
Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated June 17, 2024 and used during the Special Committee meeting held on June 19, 2024.*

(d)-(1)	Agreement and Plan of Merger, dated as of June 19, 2024, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)
Rollover and Contribution Agreement, dated as of June 19, 2024, by and among Parent and the Initial Rollover Shareholders, which was joined by Other Rollover Shareholders on October 11, 2024 by way of delivering joinder agreements, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D Amendment No. 1 filed by Mr. Chou, Mr. Chow, Alibaba Group Holding Limited, AIL, Alibaba.com Hong Kong Limited, Alibaba.com China Limited, Ali CN Investment Holding Limited, Cainiao Smart Logistics Network Limited, CIL, BJ Russell, Hung Chris Hui, Yahong Liang, IDG-Accel China Capital II L.P., IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital II Investors L.P., IDG-Accel China Capital GP II Associates Ltd., Quan Zhou, Chi Sing Ho, Shaohan Joe Chou, David Hsiaoming Ting, The 2012 MKB Irrevocable Trust, Ting Childrens Irrevocable Trust, Michael Chang, Ting Family Trust, Linda Chang Ting, Sunshui Hopeson Capital Limited, Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership), Junbo Hu, and Yanbo Deng with the SEC on June 21, 2024 (the “Schedule 13D/A No. 1”).*

(d)-(3)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Mr. Chou, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Mr. Chou, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(4)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Mr. Chow, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Mr. Chow, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(5)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Denlux, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Denlux, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(6)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Mr. Chen, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Mr. Chen, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(7)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Ms. Kiu, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Ms. Kiu, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(8)	Equity Commitment Letter, dated October 11, 2024, by and between Parent and The 2012 MKB Irrevocable Trust.*
(d)-(9)
Interim Consortium Agreement, dated June 19, 2024, by and among Parent, Merger Sub, the Initial Sponsors, and the Initial Rollover Shareholders, which was joined by the Other Sponsor and the Other Rollover Shareholders on October 11, 2024 by way of delivering joinder agreements, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A No. 1 filed with the SEC on June 21, 2024.*

(d)-(10)
Consortium Term Sheet, dated November 3, 2023, by and among Mr. Chou, Mr. Chow, Denlux, AIL, BJ Russell, and CIL, incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Mr. Chou, Mr. Chow, Alibaba Group Holding Limited, AIL, Alibaba.com Hong Kong Limited, Ali CN Investment Holding Limited, Cainiao Smart Logistics Network Limited, CIL, BJ Russell, Hung Chris Hui, and Yahong Liang with the SEC on November 6, 2023.*

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
BEST Inc.
By:	/s/ Ying Wu
	Name:	Ying Wu
	Title:	Chairman of the Special Committee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
BEST Global Partners
By:	/s/ Shao-Ning Johnny Chou
	Name:	Shao-Ning Johnny Chou
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Phoenix Global Partners
By:	/s/ Shao-Ning Johnny Chou
	Name:	Shao-Ning Johnny Chou
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Shao-Ning Johnny Chou
By:	/s/ Shao-Ning Johnny Chou
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
George Chow
By:	/s/ George Chow
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Denlux Logistics Technology Invest Inc.
By:	/s/ Wei Xu
	Name:	Wei Xu
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Hong Chen
By:	/s/ Hong Chen
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Sau Hung Kiu
By:	/s/ Sau Hung Kiu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Alibaba Investment Limited
By:	/s/ Lei Jin
	Name:	Lei Jin
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Cainiao Smart Logistics Investment Limited
By:	/s/ Lin Wan
	Name:	Lin Wan
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
BJ Russell Holdings Limited
By:	/s/ Yahong Liang
	Name:	Yahong Liang
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
IDG-Accel China Capital II L.P.
By:	IDG-Accel China Capital II Associates L.P., its General Partner
By:	IDG-Accel China Capital GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
IDG-Accel China Capital II Associates L.P.
By:	IDG-Accel China Capital GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
IDG-Accel China Capital II Investors L.P.
By:	IDG-Accel China Capital GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
IDG-Accel China Capital GP II Associates Ltd.
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Shaohan Joe Chou
By:	/s/ Shaohan Joe Chou
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
David Hsiaoming Ting
By:	/s/ David Hsiaoming Ting
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
The 2012 MKB Irrevocable Trust
By:	/s/ Michael Chang
	Name:	Michael Chang
	Title:	Trustee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Ting Childrens Irrevocable Trust
By:	/s/ Michael Chang
	Name:	Michael Chang
	Title:	Trustee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Ting Family Trust
By:	/s/ David Hsiaoming Ting
	Name:	David Hsiaoming Ting
	Title:	Trustee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Michael Chang
By:	/s/ Michael Chang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Linda Chang Ting
By:	/s/ Linda Chang Ting
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Sunshui Hopeson Capital Limited
By:	/s/ Deng Yanbo
	Name:	Deng Yanbo
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership)
By:	/s/ Hu Junbo
	Name:	Hu Junbo
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Junbo Hu
By:	/s/ Junbo Hu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Yanbo Deng
By:	/s/ Yanbo Deng
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Genesis Capital Enterprise Inc.
By:	/s/ Mingxia Fu
	Name:	Mingxia Fu
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Peng Chen
By:	/s/ Peng Chen
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Jimei Liu
By:	/s/ Jimei Liu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Mangli Zhang
By:	/s/ Mangli Zhang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Yanbing Zhang
By:	/s/ Yanbing Zhang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Tao Liu
By:	/s/ Tao Liu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Xiaoqing Wang
By:	/s/ Xiaoqing Wang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Lili He
By:	/s/ Lili He
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Bo Liu
By:	/s/ Bo Liu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Broad Street Principal Investments, L.L.C.
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
MBD 2014 Holdings, L.P.
By: MBD Advisors, L.L.C., its General Partner
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Stone Street 2014 Holdings, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., its General Partner
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Bridge Street 2014 Holdings, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., its General Partner
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
The Goldman Sachs Group, Inc.
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Goldman Sachs & Co. LLC
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
CCAP Best Logistics Holdings Limited
By:	/s/ Chan Chi Kwan Karen
	Name:	Chan Chi Kwan Karen
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
CDIB Capital Investment I Limited
By:	/s/ David Chou
	Name:	David Chou
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
KGI Financial Holding Co., Ltd.
By:	/s/ Janet Sheng
	Name:	Janet Sheng
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
CBLC Investment Limited
By:	/s/ Wai Shan Wong
	Name:	Wai Shan Wong
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Citron PE Funds II Limited
By:	/s/ Wai Shan Wong
	Name:	Wai Shan Wong
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Yidong Xu
By:	/s/ Yidong Xu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Robert Zhu
By:	/s/ Robert Zhu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Shanghai Guangshi Investment Center (Limited Partnership)
By:	/s/ Weifeng Wang
	Name:	Weifeng Wang
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2025
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.
By:	/s/ Weifeng Wang
	Name:	Weifeng Wang
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]